SULTAN MINERALS INC.

1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

September 6, 2002

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

SULTAN MINERALS INC.

Shannon Ross

Shannon M. Ross,
Corporate Secretary
/lb
Encl.

United States Sec Filing
September 6, 2002

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

A. Financials

1. BC Form 51-901F-For quarter ended June 30, 2002

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

BCSC British Columbia Securities Commission

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. "*Exchange Issuer*" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.
2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.
3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.
4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.
5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
(d) The discussion must be factual, balanced and non-promotional.
(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
(d) material write-off or write-down of assets;
(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
(f) material contracts or commitments;
(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
(h) material terms of any existing third party investor relations arrangements or contracts including:
i. the name of the person;
ii. the amount paid during the reporting period; and
iii. the services provided during the reporting period;
(i) legal proceedings;
(j) contingent liabilities;
(k) default under debt or other contractual obligations;
(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
(n) management changes; or
(o) special resolutions passed by shareholders.

4. *Subsequent Events*
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT YY MM DD
SULTAN MINERALS INC.			JUNE 30, 2002	2002 AUG 29
ISSUER ADDRESS				
SUITE 1400 – 570 GRANVILLE STREET				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 3P1	604-687 4212	604-687 4622
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
SHANNON ROSS		SECRETARY		604-687-4622
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
		www.sultanminerals.com		

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
A. G. Troup	ARTHUR G. TROUP	2002 AUG 29
F. A. Lang	FRANK A. LANG	2002 AUG 29

SULTAN MINERALS INC.
FINANCIAL STATEMENTS
JUNE 30, 2002
(unaudited – prepared by management)

SULTAN MINERALS INC.

BALANCE SHEETS

(Unaudited - prepared by management)

	June 30, 2002	December 31, 2001
Assets		
Current assets		
Cash and cash equivalents	$ 886,373	$ 1,269,449
Accounts receivable	27,486	82,404
	913,859	1,351,853
Reclamation deposits	14,000	14,000
Investments	3,913	3,913
Equipment	2,030	-
Mineral property interests (see schedule)	3,596,905	3,172,440
	$ 4,530,707	$ 4,542,206
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 72,204	$ 102,782
Future income taxes	628,665	628,665
	700,869	731,447
Shareholders' equity		
Share capital	11,280,328	10,821,678
Share subscriptions	-	252,000
Contributed surplus	19,752	-
Deficit	(7,470,242)	(7,262,919)
	3,829,838	3,810,759
	$ 4,530,707	$ 4,542,206

Approved by the Board

Arthur G. Troup
Director

Frank A. Lang
Director

SULTAN MINERALS INC.

STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited - prepared by management)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2002	2001	2002	2001
Expenses (Income)				
Legal, accounting and audit	$ 12,943	$ 5,533	$ 16,212	$ 7,696
Office and administration	1,762	17,884	6,717	34,731
Property investigations	11,854	-	12,634	-
Salaries and benefits	55,930	3,060	88,044	11,536
Shareholder communications	52,568	30,470	85,457	35,318
Travel and conferences	-	631	2,716	631
Interest and other income	(2,154)	(1,700)	(4,457)	(2,105)
	132,903	55,878	207,323	87,807
Loss for the period	(132,903)	(55,878)	(207,323)	(87,807)
Deficit, beginning of period	(7,337,339)	(7,079,197)	(7,262,919)	(7,047,268)
Deficit, end of period	$ (7,470,242)	$ (7,135,075)	$ (7,470,242)	$ (7,135,075)
Loss per share	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	33,628,124	17,631,110	33,110,775	17,146,516

SULTAN MINERALS INC.

STATEMENTS OF CASH FLOWS
(Unaudited - prepared by management)

	Three Months Ended June 30, 2002	Three Months Ended June 30, 2001	Six Months Ended June 30, 2002	Six Months Ended June 30, 2001
Cash provided by (used for)				
Operations				
Loss for the period	$ (132,903)	$ (55,878)	$ (207,323)	$ (87,807)
Items not involving cash				
Stock option compensation	$ 9,737	-	9,737	-
	(123,166)	(55,878)	(197,586)	(87,807)
Changes in non-cash working capital				
Accounts receivable	60,712	(12,799)	54,918	(7,428)
Accounts payable and accrued liabilities	(33,323)	43,761	(30,578)	73,573
	(95,777)	(24,916)	(173,246)	(21,662)
Investments				
Mineral property interests:				
Acquisition costs	(17,469)	(1,869)	(22,943)	(2,604)
Exploration and development costs	(115,296)	(68,765)	(359,607)	(81,879)
Equipment	(2,030)	-	(2,030)	-
	(134,795)	(70,634)	(384,580)	(84,483)
Financing				
Common shares issued for cash	151,125	199,460	174,750	199,460
Increase (decrease) in cash and cash equivalents during the period	(79,447)	103,910	(383,076)	93,315
Cash and cash equivalents, beginning of period	965,820	25,302	1,269,449	35,897
Cash and cash equivalents, end of period	$ 886,373	$ 129,212	$ 886,373	$ 129,212
Supplemental information				
Issuance of shares for debt settlement	$ -	$ -	$ -	$ 88,553
Shares issued for mineral property interests	$ 20,400	$ 6,000	$ 31,900	$ 6,000

The accompanying financial statements for the interim periods ended June 30, 2002 and 2001, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters which would be included in full year financial statements, and therefore should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2001.

1. Going concern and nature of operations

Sultan Minerals Inc. (the "Company") is incorporated in the Province of British Columbia under the Company Act (British Columbia), and its principal business activity is the exploration and development of mineral properties.

These financial statements are prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements. The Company has working capital as at June 30, 2002, of $841,655.

Without continuing external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there will always be substantial doubt as to the Company's ability to operate as a going concern. Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future. The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

2. Change in accounting policies

Effective January 1, 2002, the Company adopted the new Recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. Section 3870 is applied prospectively to all stock-based payments to non-employees granted on or after January 1, 2002.

The Company has elected to follow the intrinsic value method of accounting for stock options. As a result, the Company is required to disclose the pro-forma effect of accounting for stock options granted to employees and directors subsequent to January 1, 2002, using the fair value based method.

During the period ended June 30, 2002, the Company granted incentive stock options to employees, consultants and directors to purchase up to 775,000 common shares at a price of $0.32 per share which was the prevailing market price of the Company's shares on the date of the grant. Accordingly, the fair value of these options has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions; risk-free interest rate of 5.25%; volatility factor of the expected market price of the Company's common shares of 129%: and an expected life of the options of five years. For purposes of pro forma disclosure, the estimated fair value of the options is expensed in the current period as the options vest at the date of grant.

The following is the Company's pro forma earnings with the fair value method applied to all options issued during the period:

	Six months ended June 30, 2002
Loss for the period	$(207,323)
Compensation expense related to fair value of stock options	(195,853)
Pro forma loss for the period	(403,176)
Pro forma loss per share:	
Basic	$(0.01)
Diluted	$(0.01)

3. **Mineral property interests**

Silver King Mine

The Company has entered into an option agreement to earn 100% interest in the Silver King Mine comprised of 24 crown grants and two claims held by Arbutus Resources Ltd. ("Arbutus"). The terms of the option are that the Company must make total cash payments of $130,000 ($5,000 paid) and issue 250,000 common shares (50,000 issued) to Arbutus over a three-year period. The Company must also make a cash payment to Arbutus in 2005 equal to the greater of (a) $240,000 or (b) 120% of the 2006 assessed value of the surface rights for seven Crown granted claims. A further 200,000 common shares of the Company are to be issued upon receipt of a positive feasibility study or commencement of commercial production. A net smelter royalty ("NSR") of 3.0% from production is payable to the optionor with a minimum annual royalty payment of $40,000 (inflation indexed). The Company will have the right to purchase 50% of the above NSR from Arbutus for $1,000,000 upon commencement of commercial production.

Starlight Claims

The Company entered into an option agreement dated April 26, 2002, to acquire 4 claim units (75 hectares) known as the Starlight Claim Group consisting of 3 crown grants and one mineral claim contiguous with the Kena Property, north of the community of Ymir in southeastern British Columbia. Pursuant to the terms of the agreement, the Company must make total cash payments of $15,000 and issue 60,000 common shares over a two-year period from the date of regulatory approval of the agreement. In exchange for the above cash and share payments, and at the end of the two year payment period, the Company will have the exclusive right and option to earn 100% interest in the Properties, subject only to royalties payable of 1.0% net smelter returns ("NSR") from production of gold and silver and other metals. The Company will have the right to purchase the above NSR for $1,000,000 upon commencement of commercial production.

4. **Investments**

	Number of Shares	Book Value 2002	Book Value 2001
Emgold Mining Corporation	6,020	$ 3,913	$ 3,913

The quoted market value of the above securities as at June 30, 2002, was $1,204 (2001 - $421).

5. Share capital

The authorized share capital of the Company consists of 500,000,000 (2001 – 50,000,000) common shares without par value and 50,000,000 preferred shares without par value.

Common shares issued and outstanding are as follows:

	Number of Shares	Amount
Balance, December 31, 2001	31,663,206	$10,821,678
Issued for other		
Silver King property payment at $0.23	50,000	11,500
Kena property payment at $0.26	50,000	13,000
Starlight property payment at $0.37	20,000	7,400
Issued for cash		
Private placement at $0.28, less issue costs	1,000,000	252,000
Warrants exercised at $0.15	1,110,000	166,500
Stock options exercised at $0.15	20,000	3,000
Stock options exercised at $0.21	25,000	5,250
Balance, June 30, 2002	33,938,206	$11,280,328

(a) Stock options

The Company does not have a stock option plan for its directors and employees to acquire common shares of the Company but the TSX Venture Exchange allows for the issue of stock options up to 10% of the outstanding common shares. At June 30, 2002, the Company could issue up to 3,392,321 (2001 – 1,748,303) stock options. At June 30, 2002, there were 3,056,000 (2001 – 1,120,000) stock options outstanding at a price determined by the fair market value of the shares at the date of grant. The options currently outstanding are exercisable for periods up to five years.

(b) Share purchase warrants

As at June 30, 2002, the following share purchase warrants issued in connection with financings made by private placements and short form offerings were outstanding:

Number of Warrants	Exercise Price	Expiry Date
626,667	$0.25/$0.30	October 24, 2002
615,000	0.25	May 2, 2003
300,000	0.25/0.30	October 9, 2002/03
392,000	0.17	October 9, 2002
1,999,999	0.25/0.30	August 13, 2002/03
353,238	0.28	December 31, 2002
500,000	0.32	January 18, 2003
150,000	0.28	January 18, 2003
4,936,904		

6. Related party transactions and balances

Services rendered:		2002		2001
LMC Management Services Ltd.	$	153,221	$	--
Lang Mining Corporation	$	--	$	38,740

Balances receivable from (payable to):		2002		2001
LMC Management Services Ltd.	$	(1,503)	$	
Lang Mining Corporation	$	(856)	$	(20,788)
Emgold Mining Corporation	$	4,419	$	1,860
Valerie Gold Resources Ltd.	$	255	$	--
Cream Minerals Ltd.	$	94	$	70

SULTAN MINERALS INC.

SCHEDULES OF MINERAL PROPERTY INTERESTS

(Unaudited - prepared by management)

	June 30, 2002	December 31, 2001
Jersey-Emerald Property, British Columbia		
Acquisition costs		
Balance, beginning of period	$ 662,120	$ 661,295
Incurred during the period	-	825
Balance, end of period	662,120	662,120
Exploration and development costs		
Assays and analysis	106	99
Geological	4,873	5,504
Site activities	50	3,942
Incurred during the period	5,029	9,545
Balance, beginning of period	1,218,734	1,209,189
Balance, end of period	1,223,763	1,218,734
	1,885,883	1,880,854
Kena Property, British Columbia		
Acquisition costs		
Balance, beginning of period	151,517	37,397
Incurred during the period	54,843	114,120
Balance, end of period	206,360	151,517
Exploration and development costs		
Assays and analysis	32,541	86,566
Drilling	147,002	385,195
Geological	154,515	324,490
Site activities	15,429	13,729
Travel and accommodation	15,106	45,534
Incurred during the period	364,593	855,514
Balance, beginning of period	1,140,069	284,555
Balance, end of period	1,504,662	1,140,069
	1,711,022	1,291,586
Total mineral property interests	$ 3,596,905	$ 3,172,440

SULTAN MINERALS INC.
QUARTERLY REPORT
June 30, 2002

Schedule B:

1. Analysis of expenses and deferred costs

See Schedules of Mineral Property Interests, and Statements of Operations and Deficit in unaudited financial statements.

2. Related party transactions

See note 7 to the unaudited financial statements for the six months ended June 30, 2002.

3. (a) Securities issued during the three months ended June 30, 2002

Date of Issue	Type of Security	Type of Issue	Number	Price ($)	Total Proceeds ($)	Type of Consider-ation	Commis-sion Paid
April 9, 2002	Common	Warrants	50,000	0.15	7,500	Cash	Nil
April 16, 2002	Common	Warrants	60,000	0.15	9,000	Cash	Nil
April 18, 2000	Common	Warrants	100,000	0.15	15,000	Cash	Nil
April 19, 2002	Common	Warrants	85,000	0.15	12,750	Cash	Nil
April 23, 2002	Common	Warrants	95,000	0.15	14,250	Cash	Nil
April 29, 2002	Common	Warrants	130,000	0.15	19,500	Cash	Nil
April 29, 2002	Common	Stock options	5,000	0.15	750	Cash	Nil
April 30, 2002	Common	Property payment	50,000	0.26	13,000	Property Payment	Nil
May 2, 2002	Common	Warrants	450,000	0.15	67,500	Cash	Nil
May 16, 2002	Common	Stock options	12,500	0.21	2,625	Cash	Nil
May 24, 2002	Common	Stock options	15,000	0.15	2,250	Cash	Nil
May 24, 2002	Common	Property payment	20,000	0.37	7,400	Property payment	Nil

(b) Options granted during the three months ended June 30, 2002

Date of Issue	Number	Name	Exercise Price ($)	Expiry Date
May 16, 2002	78,000	Ben Ainsworth	$0.32	May 16, 2007
May 16, 2002	78,000	Sargent H. Berner	$0.32	May 16, 2007
May 16, 2002	138,000	Frank A. Lang	$0.32	May 16, 2007
May 16, 2002	73,000	Shannon Ross	$0.32	May 16, 2007
May 16, 2002	138,000	Arthur Troup	$0.32	May 16, 2007
May 16, 2002	270,000	Employees/Consultants	$0.32	May 16, 2007
Total Granted	775,000			

4. (a) Authorized Capital

500,000,000 common shares without par value.
50,000,000 preferred shares without par value.

(b) Issued and Outstanding Capital at June 30, 2002

33,938,206 common shares are issued and outstanding.

(c) (i) Stock Options Outstanding

No. of Shares	Exercise Price ($)	Expiry Date
100,000	0.21	December 15, 2002
50,000	0.15	January 15, 2004
50,000	0.21	August 25, 2004
690,000	0.15	April 14, 2005
640,000	0.21	August 31, 2006
751,000	0.40	October 19, 2006
775,000	0.32	May 16, 2007
3,056,000		

(ii) Warrants Outstanding

See note 5(b) to the unaudited financial statements for the three months ended June 30, 2002, in Schedule A.

(d) Shares in Escrow

None.

5. List of Directors and Officers

Frank A. Lang, Chairman and Director
Ben Ainsworth, Director
Sargent H. Berner, Director
Arthur G. Troup, President and Director
Shannon Ross, Secretary and CFO

Schedule C: Management Discussion and Analysis of Financial Condition For The Six Months Ended June 30, 2002 and 2001

Overview

Sultan's principal business is the exploration and development of mineral properties. Sultan is continually investigating new exploration opportunities, and mineral exploration is carried out on properties identified by management as having favourable exploration potential. Projects are advanced to varying degrees by prospecting, mapping, geophysics and drilling until a decision is made, either that the property has limited exploration potential and should be abandoned or that work on the property has reached a stage where the expense and risk of further exploration and development dictate that the property should be optioned to a third party. The mineral exploration business is high risk and most exploration projects do not become mines.

Project Review

Kena Gold Property

During the period ending August 27, 2002, Sultan undertook its initial 2002 diamond drill program on the Kena Gold Property, located north of Ymir in southeastern British Columbia. The drill program consists of two simultaneously conducted programs. One program has concentrated on defining gold mineralization throughout the Gold Mountain Zone by following the southerly trend to the Kena Gold Zone. The second program is designed to test several additional gold targets located on recently acquired claims located to the north and the west of the Gold Mountain Zone along with geochemistry, geophysics and trenching. The new claim blocks include the historic Silver King Miner, the Starlight Claim group, (described below), and the Great Western, Tough Nut and Cariboo prospects, all of which have historically documented zones of gold mineralization. Ongoing work has included compiling all of the historic data on the land package. Assays from drilling have not yet been received. Core logging, splitting and data compilation of drill results is ongoing.

In the spring a drill program completed additional southerly, step-out section lines through the Gold Mountain Zone. Previously, one section line along grid line 11+00N was completed. The additional section lines allow for three-dimensional modelling of the gold-bearing horizons.

In April, an option agreement was signed to acquire the Starlight Claim group consisting of 3 crown grants and one mineral claim located adjacent to the Kena Property. The Starlight claims overlie an extensive alteration zone similar in nature to that on the adjacent Gold Mountain Zone. The property was initially staked in 1894 and has been explored with two underground adits. In the past, exploration focused on a gold bearing quartz vein that is up to 1.5 metres in width and has been traced on surface for 200 metres along strike. Bulk samples of 11 tonnes and 10 tonnes shipped in 1937 and 1981 respectively returned 583 grams of gold, 2,936 grams of silver and 200 kilograms of copper.

Sultan received an "Open Pit Cut-off Grade Analysis for the Kena Property" from Snowden Mining Industry Consultants. Data from the additional drilling carried out during this summer's work program will be used to assist in defining a geological resource.

Quarterly Report
June 30, 2002

Results of Operations

Operating Results

For the six months ended June 30, 2002 ("fiscal 2002"), Sultan incurred a loss for the period of $207,323 ($0.01 per common share), compared to $87,807 ($0.01 per common share) in the six months ended June 30, 2001 ("fiscal 2001"). The Company has working capital as at June 30, 2002, of $841,655.

Revenue

Sultan has no source of revenue. Interest earned on excess cash is incidental income and is offset against general and administrative expenses.

Expenses

General and administrative expenses totalled $211,780 in fiscal 2002 as compared to $89,912 in fiscal 2001. Management fees of $15,000 were paid to Lang Mining Corporation ("Lang Mining") for the first six months of fiscal 2001, with no comparable expense in fiscal 2002. The Company paid Lang Mining $2,500 per month in management fees and a 15% administrative charge on all costs paid by Lang Mining, which is included in office and administration costs in fiscal 2001. Commencing August 1 2001, management, office and administrative, geological and other services have been provided by LMC Management Services Ltd. ("LMC"), a private company held by the Company and other public companies, to provide services at cost to the various public entities currently sharing office space with the Company.

Legal, accounting and audit expenses increased from $7,698 in fiscal 2001 to $16,212 in fiscal 2002. Office and administration costs have decreased from $34,731 in fiscal 2001 to $6,717 in fiscal 2002. Salaries and benefits have increased from $11,536 in fiscal 2001 to $88,044 in fiscal 2002 due to the increased activity during the period by the Company as compared to fiscal 2001. Shareholder communications costs have increased from $35,318 in fiscal 2001 to $85,457 in fiscal 2002. The Company has hired a media relations' consultant to assist the Company with the increased media attention related to the exploration on the Kena property located near Salmo, British Columbia. The media relations' costs total $22,880 and are included in shareholder communications. During the quarter, two presentations were made on the Kena property at two geological conferences. Transfer agent and filing fees in fiscal 2002 of $13,853 are included in shareholder communications costs, compared with $1,593 in fiscal 2001. Expenses for fiscal 2002 will continue to be at a higher level in fiscal 2002 than fiscal 2001 due to the increased exploration and financing activity

Financing Activities and Capital Expenditures

The Company expended $409,421 in acquisition and exploration costs on the Kena Property and $5,029 on the Jersey Emerald Property to in the six months ended June 30, 2002, for a total expenditure of $414,450 on mineral property interests.

During the six months ended June 30, 2002, a private placement for 1,000,000 units was completed at a price of $0.28 per unit, for net proceeds after commissions of $252,000. The funds were received prior to December 31, 2001. Each unit consists of one common share and one-half of a share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.32 for one year expiring January 18, 2003. An agent's warrant was paid in consideration, exercisable to purchase up to 150,000 common shares of the Company until January 18, 2003, at a price of $0.28 per share. Also during the period ended June 30, 2002, 1,110,000 warrants were

exercised at $0.15 and 34,000 stock options were exercised at prices ranging from $0.15 to $0.21 to provide $174,750 to the treasury.

During the six months ended March 31, 2002, Sultan entered into an option agreement to earn 100% interest in the Silver King Mine comprised of 24 crown grants and two claims. The terms of the option are that Sultan must make total cash payments of $130,000 ($5,000 paid) and issue 250,000 common shares (50,000 issued) over a three-year period. Sultan must also make a cash payment to the optionor in 2005 equal to the greater of (a) $240,000 or (b) 120% of the 2006 assessed value of the surface rights for seven Crown granted claims. A further 200,000 common shares of Sultan are to be issued upon receipt of a positive feasibility study or commencement of commercial production. A NSR of 3.0% from production is payable to the optionor with a minimum annual royalty payment of $40,000 (inflation indexed). Sultan will have the right to purchase 50% of the above NSR for $1,000,000 upon commencement of commercial production.

Sultan also entered into an option agreement dated April 26, 2002, to acquire 4 claim units (75 hectares) known as the Starlight Claim Group consisting of 3 crown grants and one mineral claim contiguous with Sultan's Kena Property, north of the community of Ymir in southeastern British Columbia.

Pursuant to the terms of the agreement, Sultan must make total cash payments of $15,000 ($5,000 paid) and issue 60,000 common shares (20,000 issued) over a two-year period from the date of regulatory approval of the agreement. In exchange for the above cash and share payments, and at the end of the two year payment period, Sultan will have the exclusive right and option to earn 100% interest in the properties, subject only to royalties payable of 1.0% net smelter returns ("NSR") from production of gold and silver and other metals. Sultan will have the right to purchase the above NSR for $1,000,000 upon commencement of commercial production.

Risks and Uncertainties

All of Sultan's current exploration projects are located in British Columbia, Canada where the currency is relatively stable. None of Sultan's exploration projects have any identifiable ore reserves and are currently in the early exploration stage.

Sultan has no source of revenue other than minor interest income from excess cash balances on hand. A mining project can typically require five years or more between discovery, definition, development and construction. As a result, no production revenue is expected from any of Sultan's exploration properties within that time frame.

All of Sultan's short to medium-term operating and exploration cash flow must be derived from external financing. Sultan believes it will be able to raise sufficient capital to fund ongoing operations for at least the next year. Actual funding may vary from what was planned due to a number of factors; the most significant of which would be the progress of exploration and development on its current properties. In the event that changes in market conditions prevent Sultan from receiving additional external financing if required, it will need to review its property holdings and prioritize project exploration with cash availability.

Outlook

For the remainder of fiscal 2002, Sultan will continue to focus its exploration activity on the Kena Project near Ymir, and will review the planned 2002 exploration programs on the Jersey and Emerald properties.